

July 29, 2013

Via E-mail
Mr. Brett A. Brown
Executive Vice President, Chief Financial Officer and Treasurer
Inland Real Estate Corporation
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re:** **Inland Real Estate Corporation**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed on February 28, 2013**
> **File No. 001-32185**

Dear Mr. Brown:

We have reviewed your response dated July 26, 2013 and have the following additional comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 2 Properties, page 17

1. We have reviewed your response to comment number 1. Please provide additional information regarding the pending sale of a portion of Lansing Square including whether you have received any offers for the space, a summary of the status of any on-going negotiations, and your basis for the assumption that you will sell a portion of the asset in the fourth quarter of 2013. In addition, please summarized the lease-up activity commencing at The Shops at Cooper Grove and Lansing Square including the status of any lease negotiations, an assessment of the probability of signing any new lease agreements, and the basis for management's assumption regarding the timing of the new leases.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or the undersigned at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief